FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2005

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____   Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1	Press release dated March 2, 2005.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By: /s/ Alison T. Love

(Signature)

Alison T. Love, Corporate Secretary

Date:  March 2, 2005

TransAlta renews normal course issuer bid program

CALGARY, Alberta (Mar. 2, 2005) - TransAlta Corporation (TSX: TA; NYSE: TAC) announced today it has received regulatory approval for the continuation of its normal course issuer bid program for the sixth consecutive year. Consistent with prior years, the approval is to purchase for cancellation up to three million of its common shares.  The shares represent approximately 1.54 per cent of the 195,114,023 common shares of TransAlta issued and outstanding as of Feb. 15, 2005.

The program will begin on Mar. 4, 2005 and continue until Mar. 3, 2006, or such earlier date as TransAlta may complete its purchases.  Purchases will be made on the open market through the Toronto Stock Exchange at the market price of such shares at the time of acquisition. TransAlta may also issue put options to facilitate the purchase of common shares pursuant to the normal course issuer bid program

In 2004, TransAlta purchased for cancellation 143,500 common shares at an average price of $16.22 through the normal course issuer bid program.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile for investors by operating a highly contracted portfolio of assets in Canada, the U.S., Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For more than 90 years we've been a responsible operator and a proud contributor to communities where we work and live.  TransAlta's Web site is www.transalta.com.

For more information:

Media inquiries:

Investor inquiries:

Tim Richter

Daniel J. Pigeon

Sr. Advisor, Media & Government Relations

Director, Investor Relations

Phone:  (403) 267-7238

Phone:  1-800-387-3598 in Canada and U.S.

Pager: (403) 213-7041

Phone:  (403) 267-2520    Fax (403) 267-2590

Email:  media_relations@transalta.com

E-mail:  investor_relations@transalta.com